10 March 2026

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.
Natixis is a conditionally registered Security-Based Swap Dealer.
Natixis has updated the following attached Form SBSE/A:

- Submission Contact Information
- Contact Employee
- Execution Date
- Number of principals: 22
- Principals (specify):
    - Delphine Maisonneuve (New Principal)
    - Edouard Henry (New Principal)
    - Karine Puget (New Principal)
    - Anne Sabot (New Principal)
    - Laurent Roubin (Added NFA ID)
    - Catherine Leblanc (Principal Registration Withdrawn)
    - Henri Proglio (Principal Registration Withdrawn)
    - Nicolas De Tavernost (Principal Registration Withdrawn)
    - Alain Marie Condaminas (Principal Registration Withdrawn)
    - Stephane Morin (Principal Registration Withdrawn)
- Schedule B, Section II, Item 13B
    - Added GLMX Technologies, LLC

Kind regards,

Ken McGrory
Natixis SA